pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmif - OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Private Placement

Vancouver BC,  May 5, 2016:  Pacific Booker Minerals Inc. is pleased to announce the intent to complete a non-brokered private placement consisting of approximately 500,000 units (“Units”) for total proceeds of $500,000.  Price per share will be $1.00 and for every 2 shares purchased, the placee will receive a warrant for one share.  Each Warrant will entitle the holder to purchase one additional common share at a price of $1.50 per share for a period of 24 months from the closing date.  All securities issued will be subject to a four-month hold period from closing.  The proceeds of the private placement will be used for general working capital.  No finder’s fee or commission will be payable for this private placement.  The private placement is subject to regulatory approval by the TSX Venture Exchange.

The Company would also like to advise our shareholders that our common shares are also trading on the US over-the-counter marketplace under the symbol “pbmlf”.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml